10029890

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III /A

SEC FILE NUMBER
8-53355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Century Pacific Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 5th Avenue, Suite 3545
(No. and Street)

Seattle, Wash. 98104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Chang (206) 310-6929
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Stewart, CPA
(Name – *if individual, state last, first, middle name*)

316 17th Avenue South (Address) Seattle (City) WA (State) 98144 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mc

OATH OR AFFIRMATION

I, Shuming Chang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Century Pacific Securities, as of December 31, 2009, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Notary Public
State of Washington
RONDA MCINTYRE
My Appointment Expires May 16, 2013

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Differences between FOCUS and Audited Reports

	FOCUS Report	Audited Report	Differences	NOTE
Current Assets				
Cash in Bank Account	$1,375.00	$1,561.00	-$186.00	
Total Cash	$1,375.00	$1,561.00		
Account Receivable	$461.00	$0.00	$461.00	1
Deposit with clearing organization	$15,000.00	$15,000.00	$0.00	
Total Current Assets	$16,836.00	$16,561.00	$275.00	
			$0.00	
Other Assets			$0.00	
Furniture, equipment	$6,981.00	$6,981.00	$0.00	
Total Furniture, equipment			$0.00	
			$0.00	
Total Assets	**$23,817.00**	**$23,542.00**	$275.00	
			$0.00	
Current Liabilities			$0.00	
Accounts Payable	$1,830.00	$8,768.00	-$6,938.00	2
Total Current Liabilities	**$1,830.00**	**$8,768.00**	-$6,938.00	
			$0.00	
Stock Holders Equity	$21,987.00	$14,774.00	$7,213.00	
Total Stock Holders Equity	**$21,987.00**	**$14,774.00**	$7,213.00	
			$0.00	
Total Liabilities and Stock Holders Equity	**$23,817.00**	**$23,542.00**	$275.00	

Net Capital Calculation Reconciliation

	FOCUS Report	Audited Report	Differences	NOTE
Total Stockholder Equity Qualified for Net Capital	$21,987.00	$14,774.00	$7,213.00	
Non-Allowable assets	$7,442.00	$6,981.00	$461.00	3
Net Capital	**$14,545.00**	**$7,793.00**	$6,752.00	
Reconciliation on net capital calculation				
Net Capital reported in FOCUS Report	$14,545.00			
Add Petty Cash	$229.00			
Deduct payable of $6,938 based on Accrual basis	$6,981.00			
Net Capital after Adjustment	**$7,793.00**			4

1. There was an amount of $461 of account receivable and it was treated as Non-Allowable assets when calculating Net Capital. There was $229 of Petty Cash in $461 and it should have treated as cash.
2. The outstanding amount of $6,938.50 payable to CP's consultant was not accrued in the FOCUS Report until corrected by Ms. Pearcell of FINRA in Examination on 2/22/2010.
3. $461 was reported as Account Receivable and treated as Non-Allowable asset in FOCUS Report.
4. This is the same amount as reported in the Audit Report